HYDROGENICS
Advanced Hydrogen Solutions

First Quarter 2012 Results





Hydrogen, produced by Hydrogenics advanced electrolysis technology, is the only true zero emission fuel from production to consumption.

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to growour business; our inability to address a slowreturn to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to reviewthe section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Recent Highlights

- On April 20, 2012, announced CA$5.0 million equity investment by Enbridge Inc. to develop hydrogen energy storage “Power-to-Gas” opportunity.
- During the first quarter, secured $1.8 million of orders for industrial gas and fuel cell applications and ended the quarter with a backlog of $25.2 million.
- Announced the award of a development project for HYPM HD-90 rail application in conjunction with NRC-CTT of Ontario.
- Ended the first quarter with $8.4 million of cash and restricted cash, reflecting: $2.2 million of cash used in operations; and (ii) $0.2 million of capital expenditures, partially offset by; (iii) $0.7 million of operating borrowings. After the end of the quarter, received CA$5.0 million of cash from Enbridge as a result of their equity investment in Hydrogenics.





HYDROGENICS
Advanced Hydrogen Solutions

Introducing 2nd Gen CommScope Fuel Cell Cabinet

Hydrogen Cylinder Shroud



Fuel Cell Cabinet



Note: There is capacity for 8 cylinders (4 shown)

Fuel Cell Cabinet Integrated with Storage



HyPM™XR



COMMSCOPE®

CommScope Fuel Cell Cabinet Configuration Options



5kW or 8kW



5kW or 8kW
+ integrated Radios
+ DC Rectifier
+ Battery String



10kW or 16kW

COMMSCOPE®

UL Certification successfully completed for current cabinet

Growth Story

- Agreement with Enbridge to develop MW-scale "Power-to-Gas" energy storage in North America
  - Gas & electric utilities recognizing the value of MW- scale "Power-to-Gas" energy storage: *we have the technology*
  - Already over $20M in "Power-to-Gas" sales and funded project opportunities in the sales funnel
- Ready for production launch on commercial orders for CommScope cell phone tower back-up opportunity
- Overall company sales funnel in best condition ever. Fully expect recovery in orders during coming quarters

Revenues

Three months ended March 31, 2012


Revenues
$M
8
7
6
5
4
3
2
1
0
7.4
22.5%
5.7
2011
2012
Power Systems
OnSite Generation


Revenues By Business Unit
$M
6
5
4
3
2
1
0
5.5
5.2
1.9
0.5
OnSite Generation
Power Systems
2011
2012

Notes

Revenues decreased $1.7 million, or 22.5%, primarily reflecting lower revenues in Power Systems as a result of timing of receipt and delivery of orders.

Gross Profit

Three months ended March 31, 2012

Gross Profit


%
20
10
0
18.6
Percentage
Points
14.1
2011
2012
Power Systems
OnSite Generation

Gross Profit By Business Unit


%
40
30
20
10
0
12.3
15.2
37.4
1.9
OnSite Generation
Power Sytems
2011
2012

Notes

Gross profit was 14.1%, reflecting; a 4.5 percentage point decrease as a result of: (i) lower overhead absorption resulting from lower revenues in our Power Systems business and; (ii) variation in product mix in our Power Systems business.

Cash Operating Costs

Three months ended March 31, 2012


$M
5.0
4.0
3.0
2.0
1.0
0.0
3.1
12.9%
3.5
1.1
2.0
1.1
2.4
2011
2012
R&D
SG&A

Notes

- Cash operating costs were $3.5 million, a 12.9% increase primarily reflecting increased selling activities.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 13 for a reconciliation of this measure to loss from operations.

Q1 Results (in $ millions)

	Three months ended March 31		Change	
	2012	2011	$	%
Revenues	$ 5.7	$ 7.4	(1.7)	23.0
Gross Profit (excluding amortization and depreciation)	0.8	1.4	(0.6)	(42.9)
% of Revenues	*14.1*	*18.9*		
Operating Expenses				
Selling, general and administrative (excluding amortization and depreciation)	2.8	3.2	(0.4)	(12.5)
Research and product development	1.1	1.1	-	-
EBITDA	(3.1)	(2.9)	(0.2)	(6.9)

Notes

- EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses EBITDA as a useful measure of cash flows. Refer to slide 14 for a reconciliation of this measure to net loss.

Order Backlog

As at March 31, 2012

($M)

	Dec. 31/11 Backlog	Orders Received	Orders Delivered	Mar. 31/12 Backlog
OnSite Generation	$ 27.2	$ 0.8	$ 5.2	$ 22.8
Power Systems	1.9	1.0	0.5	2.4
Total	$ 29.1	$ 1.8	$ 5.7	$ 25.2

Balance Sheet Highlights

($M)

	Mar. 31 2012	Dec. 31 2011	Change $	Change %
Cash and cash equivalents, and restricted cash	$ 8.4	$ 10.0	(1.6)	(16.0)
Trade, other and grants receivable	3.1	4.3	(1.2)	(27.9)
Inventories	11.0	9.3	1.7	18.3
Operating borrowings	0.7	-	0.7	100.0
Trade and other payables	10.4	10.0	0.4	4.0
Warrants	1.4	1.5	(0.1)	(6.7)

Reconciliation of Non-GAAP Measures Cash Operating Costs

($M)

	Three months ended March 31, 2012	Three months ended March 31, 2011
Cash Operating Costs	$ 3.5	$ 3.1
Less: Gross profit	(0.8)	(1.4)
Add: Stock-based compensation	0.2	0.5
Add: Deferred compensation plans indexed to share price	0.2	0.8
Add: Other gains and losses (net)	-	-
Add: Amortization	0.2	0.2
Loss from Operations	$ 3.3	$ 3.2

Reconciliation of Non-GAAP Measures EBITDA

($M)

	Three months ended March 31, 2012		Three months ended March 31, 2011	
EBITDA loss	$	3.1	$	2.9
Add: Amortization		0.2		0.2
Add: Finance loss, net		(0.1)		1.6
Net Loss	**$**	**3.2**	**$**	**4.7**

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